SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         The Greenbrier Companies, Inc.
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    393657101
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 14, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D

CUSIP No.  393657101


1  NAME OF REPORTING PERSON
      Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,124,197

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,124,197

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,124,197

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.77%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D

CUSIP No.  393657101

1  NAME OF REPORTING PERSON
      ARI Longtrain Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,124,197

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,124,197

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,124,197

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.77%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  393657101

1  NAME OF REPORTING PERSON
      American Railcar Industries, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,124,197

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,124,197

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,124,197

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.77%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D

CUSIP No.  393657101

1  NAME OF REPORTING PERSON
      Modal LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,124,197

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,124,197

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,124,197

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.77%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  393657101

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,124,197

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,124,197

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,124,197

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.77%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

CUSIP No.  393657101

1  NAME OF REPORTING PERSON
      Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,124,197

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,124,197

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,124,197

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.77%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 25, 2008 by the Reporting Persons (the "Initial 13D") with respect to the Common Stock, without par value (the "Shares"), issued by The Greenbrier Companies, Inc. (the "Issuer") and as amended by amendment Number 1 to the Initial 13D filed on June 11, 2008 ("Amendment Number 1"), amendment Number 2 to the Initial 13D filed on June 19, 2008 ("Amendment Number 2", and together with Amendment Number 1 and the Initial 13D, the "Schedule 13D") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended by replacing Item 5 in its entirety with the following:

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,124,197 Shares, representing approximately 6.77% of the Issuer's outstanding Shares (based upon the 16,606,250 Shares stated to be outstanding as of June 30, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended May 31, 2008, filed with the Securities and Exchange Commission).

          (b) Longtrain has sole voting power and sole dispositive power with regard to 1,124,197 Shares. Each of ARI, Hopper, Modal, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

          Each of ARI, Hopper, Modal, Barberry and Mr. Icahn, by virtue of their relationships to Longtrain (as disclosed in Item 2 of the Initial 13D), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Longtrain directly beneficially owns. Each of ARI, Hopper, Modal, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


    Name             Date          Shares Sold         Price Per Share
------------- ------------------ ------------------- -----------------------
Longtrain         June 13, 2008        16,200             $ 21.79
------------- ------------------ ------------------- -----------------------
Longtrain         June 16, 2008        20,500             $ 22.08
------------- ------------------ ------------------- -----------------------
Longtrain         June 17, 2008        69,100             $ 22.20
------------- ------------------ ------------------- -----------------------
Longtrain         June 18, 2008        18,980             $ 21.65
------------- ------------------ ------------------- -----------------------
Longtrain         June 19, 2008        68,263             $ 22.18
------------- ------------------ ------------------- -----------------------
Longtrain         June 20, 2008        17,310             $ 22.13
------------- ------------------ ------------------- -----------------------
Longtrain         June 23, 2008         1,200             $ 21.99
------------- ------------------ ------------------- -----------------------
Longtrain         June 24, 2008         3,000             $ 21.25
------------- ------------------ ------------------- -----------------------
Longtrain         June 25, 2008        22,000             $ 21.28
------------- ------------------ ------------------- -----------------------
Longtrain         June 26, 2008         4,000             $ 21.29
------------- ------------------ ------------------- -----------------------
Longtrain          July 1, 2008         5,100             $ 20.11
------------- ------------------ ------------------- -----------------------
Longtrain          July 2, 2008        14,700             $ 20.21
------------- ------------------ ------------------- -----------------------
Longtrain          July 8, 2008        22,150             $ 19.99
------------- ------------------ ------------------- -----------------------
Longtrain          July 9, 2008        43,200             $ 19.38
------------- ------------------ ------------------- -----------------------
Longtrain         July 10, 2008        30,000             $ 19.38
------------- ------------------ ------------------- -----------------------
Longtrain         July 14, 2008        50,100             $ 19.56
------------- ------------------ ------------------- -----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2008


ARI LONGTRAIN INC.

         By:  /s/ Vincent J. Intrieri
              -----------------------
               Name: Vincent J. Intrieri
               Title: Treaurer

AMERICAN RAILCAR INDUSTRIES, INC.

         By:  /s/ James J. Unger
              ------------------
               Name: James J. Unger
               Title: Chief Executive Officer

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
               Name: Edward E. Mattner
               Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
               Name: Edward E. Mattner
               Title: Authorized Signatory

MODAL LLC

         By:  /s/ Edward E. Mattner
              ---------------------
               Name: Edward E. Mattner
               Title: Vice President

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



                        [Signature Page of Schedule 13D -
                 The Greenbrier Companies Inc., Amendment No. 3]